SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 --------------

                                   FORM 11-K

                                 ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934



(Mark One):

/X/ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the year ended December 31, 1997

OR

/ / TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the transition period from ________________ to ________________


Commission file number 0-17231


     A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Automobile Protection Corporation Profit Sharing and 401(k) Plan.

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Automobile Protection Corporation, 15 Dunwoody Park Drive, Suite 100, Atlanta, Georgia 30338.



                                Total pages - 14

                       AUTOMOBILE PROTECTION CORPORATION
                         PROFIT SHARING AND 401(k) PLAN
                       FINANCIAL STATEMENTS AND SCHEDULE
                               DECEMBER 31, 1997


TABLE OF CONTENTS
------------------

REPORT OF INDEPENDENT ACCOUNTANTS                                              3


FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits with Fund
  Information at December 31, 1997 and 1996                                  4-5

Statements of Changes in Net Assets Available for Benefits
  with Fund Information for the years ended December 31,
  1997 and 1996                                                              6-7

Notes to financial statements                                               8-11


ADDITIONAL INFORMATION

Schedule I: Schedule of Reportable Transactions
  for the year ended December 31, 1997                                        12

Schedule II: Schedule of Assets Held for Investment
  Purposes - December 31, 1997                                                13

                       REPORT OF INDEPENDENT ACCOUNTANTS


To the Participants and Administrator
of the Automobile Protection Corporation Profit Sharing and 401(k)Plan

In our opinion, the accompanying Statement of Net Assets Available for Benefits and the related Statement of Changes in Net Assets Available for Benefits present fairly, in all material respects, the net assets available for benefits of the Automobile Protection Corporation Profit Sharing and 401(k) Plan at December 31, 1997, and the changes in net assets available for benefits for the year then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the plan's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

The 1996 financial statements were reviewed by us and we are not aware of any material modifications that should be made to those statements for them to be in conformity with generally accepted accounting principles. However, a review is substantially less in scope than an audit and does not provide a basis for the expression of an opinion on the financial statements taken as a whole.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken a whole. The additional information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by ERISA. The Fund Information in the Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. Schedules I and II and the Fund Information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


PRICE WATERHOUSE LLP


Atlanta, Georgia
May 8, 1998

Automobile Protection Corporation
Profit Sharing and 401(k) Plan
Statement of Net Assets Available for Benefits with Fund Information December 31, 1997


                                        Money    Fidelity Advisor  Fidelity Advisor   Fidelity Advisor  Fidelity Advisor
                                        Market      Balanced        Equity Income      Growth Opport.    Equity Growth   Participant
                                        Fund          Fund              Fund               Fund               Fund           Loans
                                   -------------------------------------------------------------------------------------------------
Assets
------
Investments, at market value           $17,691     $47,381           $44,638               $278,541         $105,103
(Cost: $17,691; $43,676; $39,491;
  $246,174; $95,790; $255,708)

Receivables
     Employer's contribution
     Participants' contributions           311         675               764                  5,392            2,132
     Loans to participants                                                                                                    $4,447
                                    ----------    --------       -----------             ----------         --------       ---------
                                           311         675               764                  5,392            2,132           4,447

Unallocated forfeitures
Cash and cash equivalents
                                    ----------    --------       -----------             ----------         --------       ---------
Total assets                            18,002      48,056            45,402                283,933          107,235           4,447

Liabilities
-----------
Distributions payable                                  782               390                  7,764            2,649

                                    ----------    --------       -----------             ----------         --------       ---------
Net assets available for benefits      $18,002     $47,274           $45,012               $276,169         $104,586          $4,447
                                    ==========    ========       ===========             ==========         ========       =========

(table continued)

                                          APCO
                                         Common
                                         Stock           Total
                                         ---------------------
Assets
------
Investments, at market value            $395,342       $888,696
(Cost: $17,691; $43,676; $39,491;
  $246,174; $95,790; $255,708)

Receivables
     Employer's contribution               3,812          3,812
     Participants' contributions                          9,274
     Loans to participants                                4,447
                                       ---------       --------
                                           3,812         17,533

Unallocated forfeitures                    3,804          3,804
Cash and cash equivalents                 20,510         20,510

                                       ---------       --------
Total assets                             423,468        930,543

Liabilities
-----------
Distributions payable                     17,038         28,623

                                       ---------       --------
Net assets available for benefits       $406,430       $901,920
                                       =========       ========



         The accompanying notes are an integral part of this statement.

Automobile Protection Corporation
Profit Sharing and 401(k) Plan
Statement of Net Assets Available for Benefits with Fund Information December 31, 1996
(Unaudited)

                                         Money      Fidelity Advisor    Fidelity Advisor     Fidelity Advisor    Fidelity Advisor
                                         Market     Income & Growth       Equity Income        Growth Opport.      Equity Growth
                                         Fund            Fund                  Fund                Fund                Fund
                                         ----------------------------------------------------------------------------------------
Assets
------
Investments, at market value             $4,447       $22,862            $17,433               $79,472                 $94,220
(Cost:$4,447; $21,897; $16,713;
  $75,734; $91,351; $70,021)

Receivables
     Employer's contribution
     Participants' contributions            233           855                706                 3,084                   3,842
                                      ---------    ----------         ----------          ------------             -----------
                                            233           855                706                 3,084                   3,842

Unallocated forfeitures
Cash and cash equivalents

                                      ---------    ----------         ----------          ------------             -----------
Total assets                              4,680        23,717             18,139                82,556                  98,062

Liabilities
-----------
Distributions payable                                   1,076                472                14,669                     474

                                      ---------    ----------         ----------          ------------             -----------
Net assets available for benefits        $4,680       $22,641            $17,667               $67,887                 $97,588
                                      =========    ==========         ==========          ============             ===========



(continued table)
                                                  APCO
                                                 Common
                                                 Stock             Total
                                               -------------------------
Assets
------
Investments, at market value                      $67,422        $285,856
(Cost:$4,447; $21,897; $16,713;
  $75,734; $91,351; $70,021)

Receivables
     Employer's contribution                     129,178          129,178
     Participants' contributions                                    8,720
                                              ----------       ----------
                                                 129,178          137,898

Unallocated forfeitures                            2,259            2,259
Cash and cash equivalents                          6,931            6,931

                                              ----------       ----------
Total assets                                     205,790          432,944

Liabilities
-----------
Distributions payable                                              16,691

                                              ----------       ----------
Net assets available for benefits               $205,790         $416,253
                                              ==========       ==========

         The accompanying notes are an integral part of this statement.

Automobile Protection Corporation
Profit Sharing and 401(k) Plan
Statement of Changes in Net Assets Available for Benefits with Fund Information For the year ended December 31, 1997

                                         Money   Fidelity Advisor  Fidelity Advisor  Fidelity Advisor   Fidelity Advisor
                                         Market       Balanced      Equity Income      Growth Opport.    Equity Growth   Participant
                                          Fund        Fund               Fund               Fund             Fund           Loans
                                        --------------------------------------------------------------------------------------------
Additions to net assets attributed to
-------------------------------------
 Investment income:
  Interest                                                                                      $42              $42
  Dividends                                 $514        $1,127            $333                2,829
  Net unrealized appreciation in
    fair value of investments                            2,740           4,427               28,629            6,444
  Realized gain on sales of investments                  2,989           2,510               14,384           11,421
                                        --------    ----------      ----------         ------------         --------
                                             514         6,856           7,270               45,884           17,907
                                        --------    ----------      ----------         ------------         --------

 Contributions:
  Employer
  Participants                            12,769        21,027          20,799              124,221           56,547
  Rollovers                                  216           180           2,101                  606              715
  Transfers                                                              2,225               55,805
  Loan repayments                                                                               284              283          $(567)
                                        --------    ----------      ----------         ------------         --------       --------
                                          12,985        21,207          25,125              180,916           57,545           (567)
                                        --------    ----------      ----------         ------------         --------       --------
      Total additions                     13,499        28,063          32,395              226,800           75,452           (567)
                                        --------    ----------      ----------         ------------         --------       --------

Deductions from net assets attributed to
----------------------------------------
 Participant distributions                  (177)       (3,226)         (5,050)             (16,287)          (8,453)
 Transfers                                                (204)                                              (57,826)
 Loan distributions and fees                                                                 (2,231)          (2,175)         5,014
                                        --------    ----------      ----------         ------------         --------       --------
      Total deductions                      (177)       (3,430)         (5,050)             (18,518)         (68,454)         5,014
                                        --------    ----------      ----------         ------------         --------       --------

      Net increase                        13,322        24,633          27,345              208,282            6,998          4,447

Net assets, beginning of year
  (unaudited)                              4,680        22,641          17,667               67,887           97,588

                                        --------    ----------      ----------         ------------         --------       --------
Net assets, end of year                  $18,002       $47,274         $45,012             $276,169         $104,586         $4,447
                                        ========    ==========      ==========         ============         ========       ========
(continued table)
                                                   APCO
                                                  Common
                                                  Stock               Total
                                                ----------------------------
Additions to net assets attributed to
-------------------------------------
 Investment income:
  Interest                                                               $84
  Dividends                                                            4,803
  Net unrealized appreciation in
    fair value of investments                     $142,233           184,473
  Realized gain on sales of investments              1,423            32,727
                                                 ---------       -----------
                                                   143,656           222,087
                                                 ---------       -----------

 Contributions:
  Employer                                          84,031            84,031
  Participants                                                       235,363
  Rollovers                                                            3,818
  Transfers                                                           58,030
  Loan repayments
                                                 ---------       -----------
                                                    84,031           381,242
                                                 ---------       -----------
      Total additions                              227,687           603,329
                                                 ---------       -----------

Deductions from net assets attributed to
----------------------------------------
 Participant distributions                         (26,339)          (59,532)
 Transfers                                                           (58,030)
 Loan distributions and fees                          (708)             (100)
                                                 ---------       -----------
      Total deductions                             (27,047)         (117,662)
                                                 ---------       -----------

      Net increase                                 200,640           485,667

Net assets, beginning of year (unaudited)          205,790           416,253

                                                 ---------       -----------
Net assets, end of year                           $406,430          $901,920
                                                 =========       ===========

         The accompanying notes are an integral part of this statement.

Automobile Protection Corporation
Profit Sharing and 401(k) Plan
Statement of Changes in Net Assets Available for Benefits with Fund Information For the year ended December 31, 1996
(Unaudited)

                                              Money      Fidelity Advisor   Fidelity Advisor   Fidelity Advisor    Fidelity Advisor
                                              Market     Income & Growth      Equity Income     Growth Opport.      Equity Growth
                                               Fund           Fund               Fund               Fund                 Fund
                                            ----------------------------------------------------------------------------------------
Additions to net assets attributed to
-------------------------------------
 Investment Income:
  Dividends                                      $100            $422            $129              $1,106                  $354
  Net unrealized appreciation (depreciation)
   in fair value of investments                                   965             720               3,738                 2,869
  Realized gain on sales of investments                           145             437               2,949                 2,496
                                             --------      ----------        --------         -----------             ---------
                                                  100           1,532           1,286               7,793                 5,719
                                             --------      ----------        --------         -----------             ---------

 Contributions:
  Employer
  Participants                                  4,972          22,592          16,853              76,814                94,904
  Company Profit Sharing
  Rollovers                                     3,536                                                                       228
                                             --------      ----------        --------         -----------             ---------
                                                8,508          22,592          16,853              76,814                95,132
                                             --------      ----------        --------         -----------             ---------
      Total additions                           8,608          24,124          18,139              84,607               100,851
                                             --------      ----------        --------         -----------             ---------

Deductions from net assets attributed to
----------------------------------------
 Participant distributions                     (3,928)         (1,483)           (472)            (16,720)               (3,263)
                                             --------      ----------        --------         -----------             ---------
      Total deductions                         (3,928)         (1,483)           (472)            (16,720)               (3,263)
                                             --------      ----------        --------         -----------             ---------

      Net increase                              4,680          22,641          17,667              67,887                97,588

                                             --------      ----------        --------         -----------             ---------
Net assets, end of year                        $4,680         $22,641         $17,667             $67,887               $97,588
                                             ========      ==========        ========         ===========             =========

(continued table)
                                                         APCO
                                                        Common
                                                         Stock         Total
                                                    -------------------------
Additions to net assets attributed to
-------------------------------------
 Investment Income:
  Dividends                                                             $2,111
  Net unrealized appreciation (depreciation)
   in fair value of investments                        $(2,599)          5,693
  Realized gain on sales of investments                  7,817          13,844
                                                     ---------       ---------
                                                         5,218          21,648
                                                     ---------       ---------

 Contributions:
  Employer                                              81,516          81,516
  Participants                                                         216,135
  Company Profit Sharing                               120,000         120,000
  Rollovers                                                              3,764
                                                     ---------       ---------
                                                       201,516         421,415
                                                     ---------       ---------
      Total additions                                  206,734         443,063
                                                     ---------       ---------

Deductions from net assets attributed to
----------------------------------------
 Participant distributions                                (944)        (26,810)
                                                     ---------       ---------
      Total deductions                                    (944)        (26,810)
                                                     ---------       ---------

      Net increase                                     205,790         416,253

                                                     ---------       ---------
Net assets, end of year                               $205,790        $416,253
                                                     =========       =========

         The accompanying notes are an integral part of this statement.

                       AUTOMOBILE PROTECTION CORPORATION
                         PROFIT SHARING AND 401(k) PLAN
                         NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1997 AND 1996


1.   DESCRIPTION OF THE PLAN AND BENEFITS

The following description of the Automobile Protection Corporation Profit Sharing and 401(k) Plan (the "Plan") provides general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General
The Automobile Protection Corporation Profit Sharing and 401(k) Plan is a voluntary salary reduction and profit-sharing plan formed on January 1, 1996 for all eligible employees ("Participants") of Automobile Protection Corporation (the "Employer" or "Company"), which covers all eligible employees and is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Eligibility for participation
All employees of the Company who have attained the age of twenty-one (21) years and who have six (6) months of service with the Company are eligible to participate in the salary reduction component of the Plan. Participants may enter the Plan on the first day of each month during the year, provided they have met the Plan's age and service requirements. Participants are also eligible to participate in the profit sharing component of the Plan if they have met the above eligibility requirements, and additionally, have 500 hours of service and are employed on the last day of the Plan year.

Contributions
Participants may elect to have the Employer make a salary reduction contribution of up to 15% of their compensation to the Plan, subject to the maximum amount permitted by the Internal Revenue Code and in certain cases, the maximum is limited by statutory non-discrimination rules. The Plan provides for the Employer to make a discretionary matching contribution on behalf of each Participant. For 1997 and 1996, the Employer matched the first 6% of each Participants' contribution at the rate of 50%, with its common stock, which is publicly traded on the NASDAQ Stock Market under the symbol "APCO". The Plan also allows rollover contributions from other qualified retirement plans. In addition, the Plan provides for the Employer to make discretionary profit sharing contributions. The Employer made a discretionary profit sharing contribution of $120,000 (unaudited) in 1996, but no such contribution in 1997.

Investments
The Plan permits Participants to allocate their contributions among four equity capital growth and income mutual funds and a daily money market fund offered by Fidelity Investments. Investment options may be changed at any time during the year by the Participant. Participants may also change their salary deferral elections with each payroll during the year. Additionally, the Company currently makes a discretionary matching contribution in the form of its common stock, which is purchased in the open market. Participants may not currently direct the investment of their contributions into the common stock of the Company.

Assets accumulated through Participant salary reduction contributions or rollovers are invested in one or more of the following investment options:

Daily Money Market Fund - The investment strategy of this fund is to obtain a high level of current income as is consistent with the preservation of capital and liquidity. The fund invests only in U.S. dollar-denominated money market securities of domestic and foreign issuers rated in the highest rating category by at least two nationally recognized rating services, U.S. Government securities, and repurchase agreements. The fund may also enter into reverse repurchase agreements.

Fidelity Advisor Balanced Fund (formerly Fidelity Advisor Income and Growth
Fund) - The investment strategy of this fund is to utilize a balanced approach to provide the best possible total return from income-producing securities. Investments include U.S. Treasury issues, corporate bonds, foreign investments, convertible securities, and stocks.

Fidelity Advisor Equity Income Fund - The investment strategy of this fund is to invest in stocks that have above-average dividends, are undervalued (which may give them more upward and less downward potential), and have increasing dividends.

Fidelity Advisor Growth Opportunity Fund - The investment strategy of this fund is to seek growth through a core investment in traditional growth stocks of companies with above-average growth in sales or earnings, plus other opportunities such as special situations, debt securities and cyclical stocks.

Fidelity Advisor Equity Growth Fund - The investment strategy of this fund is to seek to achieve capital appreciation by investing primarily in growth stocks that demonstrate the potential for above average earnings or sales growth. The fund invests in the securities of smaller, lesser known companies, as well as medium and larger sized companies. An active management style is designed to capitalize on market opportunities and to secure gains.

Administrative Expenses
Administrative expenses of the Plan are paid by the Company. Participants in the Plan pay no administrative expenses.

Vesting
Participants vest immediately in their own contributions and allocated earnings thereon. Employer matching contributions and earnings thereon vest at the rate of 20% per year. Participants become fully vested in Employer matching contributions and earnings thereon upon completion of five years of service or in the event of death, disability or normal retirement. Forfeited amounts reduce future Employer contributions to the Plan.

Withdrawals
A Participant may withdraw their salary reduction and rollover contributions in the case of a financial hardship, subject to a minimum of $500. Withdrawals are taxable in the year received by the Participant and may be subject to a penalty tax. A Participant may not make elective deferrals or other contributions for a period of 12 months following the hardship withdrawal.

Distributions
Upon a Participant's termination of employment with the Company, the Participant is entitled to receive a distribution of their vested account balance. If the vested amount is less than $3,500, then the balance will be distributed automatically in a lump sum. If the vested account exceeds $3,500, the Participant may elect to receive a distribution at any time in the form of a lump sum payment. If the Participant does not elect to receive a distribution, the vested balance will be distributed after the Company's normal retirement age
(65). If the Participant dies prior to receiving their entire vested account balance, the balance will be paid to the Participant's beneficiary or estate.

Loans
The Plan provides for Participants to borrow up to 50% of their vested account balance, subject to a minimum of $1,000. During 1997, loans aggregating $5,014 were made to Participants.


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements for the Plan are prepared using the accrual basis of accounting. Investments in common stock and government securities are stated at year-end quoted market values. Cash equivalents, which consist primarily of highly liquid money market instruments, are stated at cost which approximates market value.

Participant and Company contributions are recorded in the period during which the Company makes payroll deductions from the Plan participants'earnings. Distributions to participants are recorded when paid.

Purchases and sales of investments including gains or losses are recorded on the trade date. Income from interest and dividends is recorded as earned.


3.   USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan's management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates.


4.   PLAN TERMINATION PROVISIONS

The Employer expects the Plan to be permanent; however, the Employer may amend, modify, suspend or terminate the Plan at any time by action of its Board of Directors. Should the Company terminate the Plan, each Participant's account balance would become fully vested.

5.   INCOME TAX STATUS

The Plan received a favorable determination letter dated February 11, 1997 from the Internal Revenue Service which indicates that the Plan is entitled to an exemption under Section 501(a) of the Internal Revenue Code, as it meets the requirements of Section 401 of the Internal Revenue Code. Management believes that the Plan is designed and is being operated in accordance with applicable requirements of the Internal Revenue Code.

The Plan failed certain non-discrimination (ADP/ACP) tests for the years ended December 31, 1997 and 1996. Consequently, the Plan made refunds to certain Participants aggregating $28,621 and $16,692 (unaudited), respectively, subsequent to each year end, which amounts have been accrued as a liability in the financial statements.

6.   RELATED PARTY TRANSACTIONS

At December 31, 1997 and 1996, the Plan held 59,112 and 45,087 (unaudited) shares of APCO common stock, which represented 0.5% and 0.4% of the Company's issued and outstanding common stock at that date, respectively.

                       AUTOMOBILE PROTECTION CORPORATION
                         PROFIT SHARING AND 401(k) PLAN
                      SCHEDULE OF REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1997
                                   SCHEDULE I


                                                                                Cost      Current Value
                              Description        Purchases,     Selling     of asset        of Asset on        Net
Identity of issue           of investment           at cost       Price         sold          Sale date       Gain
-----------------           -------------        ----------     -------     --------      -------------       ----
 Fidelity Advisor Funds:
 Money Market                 Cash equivalent     $  13,421     $   177     $   177         $    177         $    -
 Balanced                     Mutual fund            25,648       3,869         880            3,869          2,989
 Equity Income                Mutual fund            27,910       5,131       2,621            5,131          2,510
 Growth Opportunity           Mutual fund           195,999      25,558      11,174           25,558         14,384
 Equity Growth                Mutual fund            70,717      66,279      54,858           66,279         11,421

 APCO common stock *          Common stock           78,074       6,149       4,726            6,149          1,423


* Represents a party-in-interest to the Plan.




         The accompanying notes are an integral part of this schedule.

                       AUTOMOBILE PROTECTION CORPORATION
                         PROFIT SHARING AND 401(k) PLAN
                SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                               DECEMBER 31, 1997
                                  SCHEDULE II



                                  Description     Units/                     Current
Identity of issue               of investment     Shares       Cost            Value
-----------------               -------------     ------       ----          -------
 Fidelity Advisor Funds:
 Money Market                  Cash equivalent    17,691     $  17,691     $  17,691
 Balanced                      Mutual fund         2,603        43,676        47,381
 Equity Income                 Mutual fund         1,733        39,491        44,638
 Growth Opportunity            Mutual fund         6,562       246,174       278,541
 Equity Growth                 Mutual fund         2,273        95,790       105,103

 APCO common stock *           Common stock       59,112       255,708       395,342
                                                             ---------    ----------
                                                              $698,530      $888,696
                                                             =========    ==========



* Represents a party-in-interest to the Plan.


         The accompanying notes are an integral part of this schedule.



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

                                   SIGNATURES



The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


Automobile Protection Corporation Profit Sharing and 401(k) Plan



By: /s/ Anthony R. Levinson                                    June 17, 1998
Chief Financial Officer of Automobile Protection
Corporation (as administrator of the Automobile
Protection Corporation Profit Sharing and 401(k)
Plan)




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